RNR SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.

(No. and Street)

EAST MEADOW	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER D. GRASSEL   516-222-8875

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC.

(Name – if individual, state last, first, middle name)

99 SUNNYSIDE BLVD. STE. 101	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

RNR SECURITIES, LLC. _____, as

of DECEMBER 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF EXECUTIVE OFFICER

_____
Notary Public

STEVEN NOTO Title
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NO6306805
Qualified in Nassau County
My Commission Expires June 23, 2022

3/29/21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE NO.



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members

of RNR Securities, LLC

Opinion on the Financial Statements

Prager Metis CPAs, LLC

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797
T 516.921.8900
F 516.921.4070
www.pragermetis.com

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2020 the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information on pages 18 and 19 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplemental information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 18 and 19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC has served as RNR Securities, LLC's auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of



October 1, 2018, had previously served as RNR Securities, LLC's auditors from 2008 through 2018.

Prager Metis CPAs, LLC

Woodbury, New York

March 29, 2021

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

A S S E T S

Assets

Cash and cash equivalents	$	168,949
Securities, at fair value		136,914
Commissions receivable		298,758
Prepaid expenses and other assets		34,118
Right-of-use assets-finance lease, net		27,846
Right-of-use assets-operating leases		94,463
Property and equipment, net		107,031
Total assets	$	868,079

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commission payable	$	322,671
Accrued expenses and other liabilities		28,265
SBA PPP loan		46,308
Lease liabilities, current		91,154
Lease liabilities, non-current		33,126
Total liabilities		521,524

Members' Equity

Total Members' Equity		346,555
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	868,079

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues

Commissions	$	2,981,376
Principal transactions		19,329
Other income		4,000
Interest and dividend income		2,637

Total revenue		3,007,342

Operating expenses

Employee compensation and benefits		1,901,579
Other operating expenses		137,042
Occupancy and equipment expense		36,652
Lease expense		72,070
Regulatory fees		20,103
Office expenses		27,110
Technology and communcations expense		5,960
Other expenses		1,751

Total operating expenses		2,202,267

Net Income	$	805,075

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, January 1, 2020	$	311,014
Members' distributions		(787,534)
Members' contributions		18,000
Net income		805,075
Balance, December 31, 2020	$	346,555

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$	805,075

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization expense	20,439
Interest payments on finance lease	(3,918)
Amortization of right-of-use assets-leases	15,188
Accretion of finance and operating lease liabilities	82,116
Payment of operating lease liabilites	(71,200)
Increase in securities, at fair value	(80,590)
Increase in commissions receivable	(25,270)
Decrease in other assets	939
Increase in accounts payable, accured expenses and other liabilities	112,809
Decrease in finance and operating lease liabilities	(6,329)
Net cash provided by operating activities	849,259

Cash flows from investing activities:

Purchases of property and equipment	(49,053)

Cash flows from financing activities:

Payment of finance lease obligations	(14,102)
Distributions paid to members	(787,534)
Contributions made by members	18,000
Principal payments on note payable-insurance	(23,726)
SBA PPP loan received	46,308
Net cash used in financing activities	(761,054)

Net increase in cash and cash equivalents		39,152
Cash and cash equivalents, beginning of year		129,797
Cash and cash equivalents, end of year	$	168,949

Cash paid during the year for:

Interest	$	157

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    RNR Securities, LLC (the "Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

    The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2. **Summary of Significant Accounting Policies**

    Basis of Accounting
    The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates
    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

    Cash and Cash Equivalents
    Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

    Revenue Recognition
    Commissions

    The Company accounts for revenue under the provisions of ASU 2014-09, "Revenue from Contracts with Customers".

2.   **Summary of Significant Accounting Policies - (Continued)**

Commissions. The Company receives commissions for the sale of mutual funds, insurance policies, and other financial products to customers. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors. Distribution fees consists of trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized on the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions Receivable
The Company carries its commissions receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2020, no allowance for doubtful accounts was deemed necessary.

Investment Valuation
The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment
Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred.

2.   **Summary of Significant Accounting Policies - (Continued)**

When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Automobiles	5 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years or the life of the lease

Leases under ASC 842
In February 2016, the Financial Accounting Standards Board (FASB) established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the statement of financial condition and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months.

The new standard was effective on January 1, 2019 and the Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. Refer to Note 3 for additional information.

Income Tax
Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from the operations and as a result of this review, the Company has determined there were no uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2017.

2.   Summary of Significant Accounting Policies - (Continued)

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2021, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3.   Leases

The Company is a lessee in several noncancelable operating leases for office space and one finance lease for an automobile. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is an implicit rate that is stated in the terms of the lease agreements or otherwise the Company uses the 12-month LIBOR rate in effect at the commencement of the lease. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payment is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year.

The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payment due under the lease contracts include fixed payments.

The operating lease cost for the year ended December 31, 2020 was $70,826.

3. Leases – (Continued)

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets	$	94,463
Operating lease liabilities		95,132

Finance leases:

Finance lease ROU assets	27,846
Finance lease liabilities	29,149
Finance lease accumulated amortization	17,719

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operation cash flow for operating leases	$	71,200
Financing cash flow from financial leases	$	18,020

ROU assets obtained in exchange for lease obligations:

Finance leases	$	15,188

Reduction to ROU assets resulting from reductions to lease obligations:

Operating leases	$	68,014
Finance leases		14,102
		82,116

Decrease in finance lease obligations	$	6,329
Payments of interest on finance lease	$	3,918

Remaining lease terms:

Operating leases: 1.36 years
Finance lease: 1.83 years

Discount rates used:

Operating leases: 2.41%
Finance lease: 9.06%

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3. **Leases – (Continued)**

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable finance and operating leases as of December 31, 2020 are as follows:

2021	$	89,420
2022		40,417
Total undiscounted lease payments		129,837
Less imputed interest		(5,348)
Total lease liabilities	$	124,489

4. **Investments**

Investments in securities at December 31, 2020 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 136,914

Investment income from investments above for the year ended December 31, 2020 is as follows:

Interest and dividend income	$	2,637
Principal transactions		19,329
	$	21,966

5. **Fair value measurements**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

12

5.   **Fair value measurements – (Continued)**

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. **Fair value measurements – (Continued)**

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

	Assets at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 136,914	$ -	$ -	$ 136,914
Total assets at fair value	$ 136,914	$ -	$ -	$ 136,914

6. **Property and Equipment**

Property and equipment is summarized as follows:

Automobiles	$	10,039
Computer equipment		85,950
Furniture and fixtures		27,178
Leasehold improvements		55,433
		178,600
Less: Accumulated depreciation and amortization		71,569
	$	107,031

Depreciation and amortization expense related to property and equipment amounted to $20,439 for the year ended December 31, 2020.

7. **Related Party**

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is no expense sharing arrangement with the related party. Expenses are paid if incurred. For the year ended December 31, 2020, the Company paid $21,018 to the related party for shared expenses. In addition, the Company leases its offices from its managing member (See Note 9).

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company has net capital of $76,779 which was $53,252 in excess of its minimum required net capital of $23,527. The Company's net capital ratio was 4.60 to 1.

9. **Commitments and Contingencies**

The Company leases office space in two buildings from the managing member, William V. Romeo. Future minimum lease payments under the leases through May 31, 2022 and February 28, 2022, respectively, are as follows:

Year Ending December 31

2021	$	70,826
2022		25,304
	$	96,130

Rent expense amounted to $72,070 for the year ended December 31, 2020.

The Company leased an automobile on October 25, 2019, with monthly payments of $1,502.

The lease minimum future rental payments through October 2022 is summarized as follows:

Year Ending December 31

2021	$	18,020
2022		15,017
	$	33,037

10. **Concentration of Credit Risk**

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2020, there were no significant customer accounts having unsecured debit balances that presented any risk.

15

11.   **Current Vulnerability – Impact of COVID-19**

In response to the COVID-19 pandemic, governments and organizations have taken preventative or protective actions, such as temporary closures of non-essential businesses and "shelter-at-home" guidelines for individuals. As a result, the global economy has been negatively affected. Based on our ratio analysis that we performed and current trends of the company, we have considered whether there was substantial doubt about our ability to continue as a going concern for a reasonable period of time. We noted that consistent with prior years we have continued to be very profitable. Our total revenue decreased minimally from $3,122,689 as of December 31, 2019 to $3,007,342 as of December 31, 2020. Additionally, our current ratio remains strong and we have adequate assets to pay our debts and expenses. Bill Romeo's compensation and travel and entertainment expenses are discretionary and decided on by management. Management can cut back on their distributions and expenses as operating needs dictate.

12.   **Regulatory Sanctions**

In 2019, the Company was examined by the Financial Industry Regulatory Authority (FINRA). During the course of the examination, it was determined that the Company had deficiencies in its process of documenting approval of customer transactions, maintaining accurate checks received blotters, failing to have policies and procedures surrounding supervisory oversight of 529 transactions, and not being in compliance with the net capital requirements, amongst other minor findings. Accordingly, it was determined that the Company's Written Supervisory Procedures manual was deficient.

The Company accepted FINRA's findings and has since revised its Written Supervisory Procedures manual to address these findings. FINRA did not fine or otherwise sanction the Company as a result of these findings.

13.   **COVID-19 Pandemic Paycheck Protection Program (PPP)**

On May 5, 2020, the Company entered into a Loan Agreement and Promissory Notes (SBA Loan) pursuant to the Paycheck Protection Program (PPP) under the recently enacted Coronavirus Aid, Relief and Economic Security Act ("CARES ACT") administered by the U.S. Small Business Administration. The Company received total loan proceeds of $46,308. The loans are scheduled to mature on May 5, 2022, carries a 1.00% interest rate and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. The loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The loan contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties.

13. **COVID-19 Pandemic Paycheck Protection Program (PPP) – (Continued)**

Subject to certain conditions the loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP. The amount of loan proceeds eligible for forgiveness is determined on a formula based on a number of factors, including the amount of loan proceeds used by the Company during the 24 week period after the loan origination for certain purposes including payroll costs, interest on certain mortgage obligations, rent payments on certain leases and qualified utility payments provided that among other matters at least 60% of the loan amounts is used for eligible payroll posts, the maintenance or rehiring of employees and maintaining salaries at certain levels.

In accordance with the requirements of the CARES Act and the PPP the Company used the loan primarily for payroll costs and expects full forgiveness which is included as other income on these financial statements. No assurance can be given that the Company will be granted forgiveness of the loans in whole or in part.

Computation of net capital

Total members' equity

$ 346,555

Less: Nonallowable assets		
Commissions receivables-net of offsetting payable	108,090	
Property, equipment, and software, net	107,031	
Other assets	34,118	
		249,239

Net capital before haircuts on securities positions (tentative net capital) $ 97,316

Haircuts on securities		
Securities positions	20,537	
		20,537

Net Capital $ 76,779

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of $352,907 pursuant to Rule 15C3-1   23,527

Minimum dollar net capital requirement of reporting broker/dealer   5,000

Minimum net capital requirements of broker/dealer   23,527

Excess net capital   53,252

Excess net capital at 1,000%   41,488

Aggregate Indebtedness   352,907

Ratio of aggregate indebtedness to net capital   4.60

Reconciliation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15C3-1 as of December 31, 2020 as filed by RNR Securities, LLC on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See report of independent registered public accounting firm.

Computation of Reserve Formula Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Information Relating to Possession and Control Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2020.

See report of independent registered public accounting firm.



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Prager Metis CPAs, LLC

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

To the Managing Members

of RNR Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RNR Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating RNR Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. RNR Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RNR Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RNR Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Woodbury, New York

March 29, 2021



An affiliate of Prager Metis International   NORTH AMERICA   EUROPE   ASIA

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2020

Total revenue	$3,007,342
Deductions:	
Revenues from the sale of variable annuities and mutual funds	2,868,358
Net income from securites in investment accounts	19,329
Other revenue not related either directly or indirectly to the securites business	-
Interest and dividend expenes	2,637
Total deductions	2,890,324
SIPC net operating revenues	117,018
General assessment @ .0015	176
Overpayments applied from prior year	221
Total payments	221
Assessment balance due or (overpayment)	(45)
Interest computed on late payment at 20% per annum	-
Total balance due	$ (45)

See Accountants' Agreed Upon Procedures Report.



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prager Metis CPAs, LLC

――――――

100 SUNNYSIDE BOULEVARD
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

To the Managing Members
of RNR Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RNR Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) RNR Securities LLC stated that RNR Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RNR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Woodbury, New York
March 29, 2021



Error! Unknown document property name.

RNR SECURITIES, LLC

<u>Exemption Report</u>
<u>Year Ended December 31, 2020</u>

I, as member of management of RNR Securities, LLC ("RNR") am responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

1. We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2020 with the exception that, in a few transactions identified by FINRA during their most recent review, the representative did not forward checks received by the client to the investment company within the time period required in the Firm's Written Supervisory Procedures. It should be noted that the transactions in question were in compliance with FINRA Rules 2150(a), 2111 and 3110.

RNR is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

_____
William V. Romeo, Managing Member